SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                SCHEDULE TO
                               (RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
        OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.
                             (AMENDMENT NO. 1)


                     PUERTO RICAN CEMENT COMPANY, INC.
                     (Name of Subject Company (Issuer))


                         TRICEM ACQUISITION, CORP.,
                   an indirect wholly owned subsidiary of
                            CEMEX, S.A. de C.V.
                    (Names of Filing Persons (Offerors))
                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                             ------------------

                                745075-10-1
                   (CUSIP Number of Class of Securities)

                             Ramiro Villarreal
                            CEMEX, S.A. de C.V.
                         Ave. Constitucion 444 Pte.
                    Monterrey, Nuevo Leon, Mexico 64000
                       Telephone: (011-528) 328-3000
                   (Name, address and telephone number of
                        person authorized to receive
                       notices and communications on
                         behalf of filing persons)

                                 Copies to:
                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                          Telephone: 212-735-3000

                         CALCULATION OF FILING FEE
==============================================================================

         Transaction Valuation*                     Amount of Filing Fee**

              $180,196,590                                $16,578.09
==============================================================================
* For purposes of calculating amount of filing fee only. This amount assumes the purchase of all outstanding shares of common stock of
     Puerto Rican Cement Company, Inc. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 for every $1,000,000 of the transaction value.
**   Previously paid.

     [_] Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid: N/A                Form or Registration No.: N/A
     Filing party: N/A                          Date Filed: N/A

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [_] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]



This Amendment No.1 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on July 1, 2002, relates to the offer by Tricem Acquisition, Corp. (the "Purchaser"), a Puerto Rico corporation and an indirect wholly owned subsidiary of CEMEX, S.A. de C.V., a company organized under the laws of the United Mexican States ("CEMEX"), to purchase all outstanding shares of common stock of Puerto Rican Cement Company, Inc., a Puerto Rico corporation (the "Company"), par value $1.00 per share (the "Shares"), at U.S. $35.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), which were filed as Exhibits (a)(1) and
(a)(2), respectively, to the Schedule TO. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

Item 11. Additional Information.

         (a)-(b) Item 11 is hereby amended and supplemented to add the following:

                  On July 8, 2002, CEMEX issued a press release in English and Spanish, copies of which are attached hereto as Exhibits (a)(12) and
(a)(13), announcing that (A) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of the Shares pursuant to the Offer was terminated early on July 3, 2002,
(B) the United States Nuclear Regulatory Commission had no regulatory objection to the tender offer and (C) the Company had received the consents under its or its subsidiaries' credit agreements with Banco Popular de Puerto Rico required in connection with the tender offer.

Item 12. Exhibits.

       (a)(12) Press Release issued by CEMEX (English version) on July 8,
               2002.
       (a)(13) Press Release issued by CEMEX (Spanish version) on July 8, 2002.


                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Tricem Acquisition, Corp.


                                              By:  /s/ Jill  Simeone
                                                   ---------------------
                                                   Name:  Jill Simeone
                                                   Title: Assistant Secretary


                                              CEMEX, S.A. de C.V.


                                              By: /s/ Ramiro G. Villarreal
                                                  -------------------------
                                                  Name:  Ramiro G. Villarreal
                                                  Title: General Counsel


Dated: July 8, 2002


                               EXHIBIT INDEX

 Exhibit No.         Exhibit Name
 -----------         ------------

 (a)(12)             Press Release issued by CEMEX (English version) on
                     July 8, 2002.
 (a)(13)             Press Release issued by CEMEX (Spanish version) on
                     July 8, 2002.